SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                          Proler International Corp
      ___________________________________________________________________
                                (Name of Issuer)

                                  Common Stock
       ___________________________________________________________________
                         (Title of Class of Securities)

                                   743396103
       ___________________________________________________________________
                                 (CUSIP Number)

        Krista L. Ward                  and copy to:
        Stark Investments               George J. Mazin
        1500 West Market Street         Lowenstein, Sandler, Kohl,
        Mequon, WI 53092                    Fisher & Boylan
        Tel. (414) 241-1810             65 Livingston Avenue
        Fax: (414) 241-1888             Roseland, NJ 07068-1791
                                        Tel: 201-992-8700
                                        Fax: 201-992-5820
       ___________________________________________________________________
            (Name, Address and Telephone Number of Person Authorized
                     to receive Notices and communications)

                                 September 20, 1996
       ___________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting the beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


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1.   Name of reporting persons:     Michael A. Roth
                                    Brian J. Stark
                                    (filing as joint filers pursuant to Rule
                                    13(d)1(f)(1))
2.   Check appropriate box if a member of a group: N/A
3.   SEC use only
4.   Source of Funds: WC
5.   Check box if disclosure... N/A
6.   Citizenship: Wisconsin
7.   Sole Voting Power: N/A
8.   Shared Voting Power: 453,300(1)
9.   Sole Dispositive Power: N/A
10.  Shared Dispositive Power: 453,300(1)
11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 453,300(1)
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A
13.  Percent of class represented: 9.61%
14.  Type of reporting person: IN


1 Includes  216,013 Shares owned by Reliant Trading,  216,012  Shares  owned  by
  Shepherd  Trading  Limited,  and  21,275 Shares owned by Staro Partners.  See
  Item 2 and Item 5 for additional details.

Item 1: Security and Issuer:

This  statement  relates  to  the  Common  Stock  of Proler International  Corp
("Shares").   The  issuer  has principal  executive offices located at 4265 San
Felipe, Suite 900, Houston, Texas 77027


Item 2: Identity and Background

1.
      a)       Name: Brian J. Stark
      b)       Residence or Business Address: 1500 West Market Street
                                              Mequon, WI 53092
      c)       Occupation:      Investment Fund Manager
                                Staro Asset Management, L.L.C., Stark & Roth,
                                    Inc., Staro Partners
                                1500 West Market Street
                                Mequon, WI 53092
      d)       Convictions: none
      e)       Civil Proceedings: none
      f)       Citizenship: United States

2.
      a)       Name:    Michael A. Roth
      b)       Residence or Business Address: 1500 West Market Street
                                              Mequon, WI 53092
      c)       Occupation:       Investment Fund Manager
                                 Staro Asset Management, L.L.C.,
                                   Stark & Roth, Inc., Staro Partners
                                 1500 West Market Street
                                 Mequon, WI 53092
      d)       Convictions: none
      e)       Civil Proceedings: none
      f)       Citizenship: United States


3.
      a)       Name: Staro Partners
      b)       State of Organization: Wisconsin
      c)       Principal Business: Securities Trading
      d)       Address of principal business: 1500 West Market Street
                                              Mequon, WI 53092
      e)       Address of Principal Office: same
      f)       Convictions: none
      g)       Civil proceedings: none

4.
      a)       Name: Reliant Trading
      b)       State of Organization: Wisconsin
      c)       Principal Business: Securities Trading
      d)       Address of principal business: 1500 West Market Street
                                              Mequon, WI 53092
      e)       Address of Principal Office: same
      f)       Convictions: none
      g)       Civil proceedings: none

5.
      a)       Name: Shepherd Trading Limited
      b)       State of Organization: British Virgin Islands
      c)       Principal Business: Securities Trading
               Address of principal business: c/o International Fund
                                              Administration, Ltd.
                                              48 Par-La Ville Road, Suite 464
                                              Hamilton, HM 11 Bermuda

      d)       Address of Principal Office: same
      e)       Convictions: none
      f)       Civil proceedings: none


Item 3: Source and Amount of Funds or Other Consideration

All funds used by Reliant Trading to purchase Shares acquired by Reliant Trading were obtained from the capital contributed by the limited partners of Stark Investment, L.P. and general margin financing to Reliant Trading from brokers. The amount of funds used in making the purchases was $1,625,548. The funds used by Shepherd Trading Limited to purchase the Shares acquired by Shepherd Trading Limited were obtained from the capital contributed by the shareholders of Shepherd Fund Limited. The amount of funds used in making the purchase was $1,625,541. All funds used by Staro Partners to purchase Shares acquired by Staro Partners were obtained from the assets of Staro Partners. The amount of funds used in making the purchase was $156,508.

Item 4: Purpose of Transaction

The acquisition of the Shares by Reliant Trading, by Shepherd Trading Limited and Staro Partners are solely for investment purposes. Further acquisitions, sales or short sales of securities of the issuer may be made for investment purposes, however, neither reporting person has present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5: Interest in Securities of the Issuer

Based upon the information contained in Proler International Corp's quarterly report on Form 10-Q for the quarterly period ending July 31, 1996, there were issued and outstanding 4,717,356 Shares. Messrs. Stark and Roth beneficially own 453,300 Shares or 9.61% of the Shares. 216,013 of such Shares are held by Reliant Trading. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 216,013 Shares by virtue of their position as members of STARO ASSET MANAGEMENT, L.L.C., the managing partner of Reliant Trading. 216,012 Shares are held by Shepherd Trading Limited. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 216,012 Shares by virtue of their position as investment manager of Shepherd Trading Limited. 21,275 of such Shares are held by Staro Partners. Messrs. Stark and Roth have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 21,275 Shares by virtue of their position as the partners of Staro Partners.

The following Table details the transactions by Reliant Trading, Shepherd Trading Limited and Staro Partners in Shares of Proler International Corp during the past 60 days:

                    Date          Quantity       Price       Transaction Type
Shepherd Trading
 Ltd.               9/18/96         86,150      7.375        Open Mkt. Purchase
                    9/19/96         45,900      7.375        Open Mkt. Purchase
                    9/19/96          5,000      7.50         Open Mkt. Sale
                    9/20/96         12,750      7.34         Open Mkt. Purchase
                    9/25/96         12,500      7.375        Open Mkt. Purchase
                    9/26/96         51,799      7.35         Open Mkt. Purchase
                    9/27/96         11,913      7.125        Open Mkt. Purchase

Reliant Trading
                    9/18/96         86,150      7.375        Open Mkt. Purchase
                    9/19/96         45,900      7.375        Open Mkt. Purchase
                    9/19/96          5,000      7.50         Open Mkt. Sale
                    9/20/96         12,750      7.34         Open Mkt. Purchase
                    9/25/96         12,500      7.375        Open Mkt. Purchase
                    9/26/96         51,799      7.35         Open Mkt. Purchase
                    9/27/96         11,914      7.125        Open Mkt. Purchase


Staro Partners

                    9/25/96        15,000       7.375        Open Mkt. Purchase
                    9/26/96         5,102       7.355        OPen Mkt. Purchase
                    9/27/96         1,173       7.125        Open Mkt. Purchase

No other entity controlled by the reporting persons has traded Proler International Corp shares within the past 60 days.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 2.

Item 7: Material to be filed as exhibits.

                  Exhibit 1: Agreement as to joint filing.

                                    EXHIBIT 1

                          AGREEMENT AS TO JOINT FILING

                              Dated September 30, 1996

The   undersigned   hereby   agree  that  the   13D   with  respect  to  Proler
International Corp dated as of the date hereof is filed on behalf of each of the undersigned jointly pursuant to Rule 13d-1(f)(1).


/s/Brian J. Stark
- ------------------------------
Brian J. Stark


/s/Michael A. Roth
- ------------------------------
Michael A. Roth

                                    SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

September 30, 1996

/s/Brian J. Stark
- ------------------------------
Brian J. Stark

/s/Michael A. Roth
- ------------------------------
Michael A. Roth

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).